SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            ---------------------------------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)(1)

                        Imperial Credit Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    452729106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David S. Richter
                        Waveland Capital Management, L.P.
                             227 West Monroe Street
                                   Suite 4800
                             Chicago, Illinois 60606
                                 (312) 739-2138
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.





(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.:  452729-10-6                     13D

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Waveland Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS          WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [ ]
         TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Illinois

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                           -----------------------------------------------------
                           8        SHARED VOTING POWER
                                    3,160,232
     NUMBER OF SHARES
     BENEFICIALLY OWNED    -----------------------------------------------------
     BY EACH REPORTING     9        SOLE DISPOSITIVE POWER
     PERSON
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    3,160,232
                           -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,160,232 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
         9.85%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN



                                                              Page 2 of 11 Pages

CUSIP NO.:  452729-10-6                     13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Waveland Capital Management, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [ ]
         TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Illinois

--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER

                           -----------------------------------------------------
                           8        SHARED VOTING POWER
                                    3,160,232
     NUMBER OF SHARES
     BENEFICIALLY OWNED    -----------------------------------------------------
     BY EACH REPORTING     9        SOLE DISPOSITIVE POWER
     PERSON
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    3,160,232

                           -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,160,232 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
         9.85%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------




                                                              Page 3 of 11 Pages

CUSIP NO.:  452729-10-6                     13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Clincher Capital Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [ ]
         TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Illinois

--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER

                           -----------------------------------------------------
                           8        SHARED VOTING POWER
                                    3,160,232
     NUMBER OF SHARES
     BENEFICIALLY OWNED    -----------------------------------------------------
     BY EACH REPORTING     9        SOLE DISPOSITIVE POWER
     PERSON
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    3,160,232

                           -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,160,232 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
         9.85%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------


                                                              Page 4 of 11 Pages

CUSIP NO.:  452729-10-6                     13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Waveland Capital Management, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [ ]
         TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Illinois

--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER

                           -----------------------------------------------------
                           8        SHARED VOTING POWER
                                    3,160,232
     NUMBER OF SHARES
     BENEFICIALLY OWNED    -----------------------------------------------------
     BY EACH REPORTING     9        SOLE DISPOSITIVE POWER
     PERSON
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    3,160,232

                           -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,160,232 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
         9.85%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------


                                                              Page 5 of 11 Pages

CUSIP NO.:  452729-10-6                     13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Waveland Partners, Ltd.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [ ]
         TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands

--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER

                           -----------------------------------------------------
                           8        SHARED VOTING POWER
                                    3,160,232
     NUMBER OF SHARES
     BENEFICIALLY OWNED    -----------------------------------------------------
     BY EACH REPORTING     9        SOLE DISPOSITIVE POWER
     PERSON
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    3,160,232

                           -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,160,232 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
         9.85%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------


                                                              Page 6 of 11 Pages

CUSIP NO.:  452729-10-6                     13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Waveland International, Ltd.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [ ]
         TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands

--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER

                           -----------------------------------------------------
                           8        SHARED VOTING POWER
                                    3,160,232
     NUMBER OF SHARES
     BENEFICIALLY OWNED    -----------------------------------------------------
     BY EACH REPORTING     9        SOLE DISPOSITIVE POWER
     PERSON
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    3,160,232

                           -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,160,232 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
         9.85%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------


                                                              Page 7 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, no par value ("Common Stock"), of Imperial Credit Industries, Inc., a California corporation (the "Issuer"), with its principal executive office located at 23550 Hawthorne Blvd., Building 1, Suite 110, Torrance, California 90505.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Waveland International, Ltd., a Cayman Islands exempted company ("Waveland International"), Waveland Partners L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital"), Clincher Capital Corporation, an Illinois corporation ("Clincher"), Waveland Capital Management, LLC, an Illinois limited liability company ("Waveland LLC"), and Waveland Partners, Ltd., a Cayman Islands exempted company ("Partners Ltd." and together with Waveland International, Waveland, Waveland Capital, Clincher and Waveland LLC, the "reporting persons").

         The reporting persons have their principal offices at 227 W. Monroe Street, Suite 4800, Chicago, Illinois 60606. Clincher's principal business is as the general partner of Waveland Capital. Waveland Capital's principal business is as the general partner of Waveland. Waveland's principal business is as the majority-owner of Waveland International. Waveland LLC's principal business is as the investment advisor of Partners Ltd. Partners Ltd.'s principal business is as the minority-owner of Waveland International. Waveland International's principal business is investments in marketable securities.

         (a)--(c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of Clincher is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o Clincher Capital Corporation, 227 W. Monroe Street, Suite 4800, Chicago, Illinois 60606.

Name                       Principal Occupation or Employment
----                       ----------------------------------

David S. Richter           Director, President, Secretary and Treasurer,
                           Clincher Capital Corporation, the general partner of Waveland Capital Management, L.P., the general partner of Waveland Capital Management, LLC;
                           Director, Waveland Partners, Ltd.; Director, Waveland
                           International, Ltd.

Stephen J. Malkin          Director and Chairman of the Board, Clincher Capital
                           Corporation, the general partner of Waveland Capital
                           Management, L.P., the general partner of Waveland
                           Partners, L.P.; Manager, Waveland Capital Management,
                           LLC.


                                                              Page 8 of 11 Pages

Name                       Principal Occupation or Employment
----                       ----------------------------------

Michael J. Sacks           Director and Chief Executive Officer, Clincher
                           Capital Corporation, the general partner of Waveland
                           Capital Management, L.P., the general partner of Waveland Partners, L.P.; Manager, Waveland Capital
                           Management, LLC.

Paul A. Meister            Vice President and Assistant Secretary, Clincher
                           Capital Corporation, the general partner of Waveland
                           Capital Management, L.P., the general partner of Waveland Partners, L.P.; Manager, Waveland Capital
                           Management, LLC; Director, Waveland Partners, Ltd.;
                           Director, Waveland International, Ltd.

Julie Tostevin             Director, Waveland Partners, Ltd.; Director, Waveland
                           International, Ltd.

         (d) During the last five years, none of the persons identified in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons identified in this
Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The working capital of Waveland International is the source of funds used in making purchases of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The reporting persons routinely monitor the performance of their investments, including their investment in the Issuer. In this connection, the reporting persons intend to continuously evaluate the Issuer's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the reporting persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs. Depending on such evaluations, the reporting persons may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. The reporting persons may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Issuer, including selected asset sales or business combination transactions, which could involve the reporting persons or their affiliates as acquirer, intermediary or otherwise. In connection therewith, the reporting persons have retained financial and other advisors and will conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Issuer concerning the matters addressed in the preceding sentence.


                                                              Page 9 of 11 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Waveland International owns 3,160,232 shares of Common Stock representing approximately 9.85% of the shares of Common Stock outstanding as of October 18, 2000 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Common Stock acquired by Waveland International.

         (c) There have not been any transactions in the Common Stock effected by or for the account of any of the reporting persons during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.
















                                                             Page 10 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 18, 2000

                                           WAVELAND PARTNERS, L.P.
                                           By: Waveland Capital Management, L.P.
                                               Its: General Partner
                                               By: Clincher Capital Corporation
                                                   Its: General Partner

                                               By: /s/ David S. Richter
                                                   -----------------------------
                                                     David S. Richter, President


                                           WAVELAND CAPITAL MANAGEMENT, L.P.
                                           By: Clincher Capital Corporation
                                               Its: General Partner

                                               By: /s/ David S. Richter
                                                   -----------------------------
                                                   David S. Richter, President

                                           CLINCHER CAPITAL CORPORATION

                                           By: /s/ David S. Richter
                                               ---------------------------------
                                               David S. Richter, President

                                           WAVELAND CAPITAL MANAGEMENT, LLC

                                           By: /s/ David S. Richter
                                               ---------------------------------
                                               David S. Richter, Manager


                                           WAVELAND PARTNERS, LTD.

                                           By: /s/ David S. Richter
                                               ---------------------------------
                                               David S. Richter, Director

                                           WAVELAND INTERNATIONAL, LTD.

                                           By: /s/ David S. Richter
                                               ---------------------------------
                                               David S. Richter, Director





                                                             Page 11 of 11 Pages